

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Mr. Matt Reams
President
Suja Minerals, Corp.
10300 W. Charleston #13-56
Las Vegas, NV 89135

> **Re:** **Suja Minerals, Corp.**
> **Registration Statement on Form S-1**
> **Filed January 6, 2011**
> **File No. 333-171572**

Dear Mr. Reams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Explain to us each of the following items:

    - who prepared the registration statement;

    - what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

    - who created the business plan which is described; and

    - how and when Messrs. Reams and Calpito Sr. first came to be affiliated with Suja Minerals, Corp.

    We may have additional comments based on your responses.

2. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

    - Mr. Reams;

    - Mr. Calpito Sr.;

    - Hemisphere West Co. Ltd.

    - named legal counsel; and

    - any others who participated in the preparation of the prospectus disclosure in the registration statement.

3. If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

4. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If accurate, and with a view toward disclosure, confirm to us that neither Mr. Reams nor Mr. Calpito Sr. agreed to serve as an officer or director of Suja Minerals at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that each of Mr. Reams and Mr. Calpito have no such present intention, if true.

5. Please disclose if you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

6. Based upon the company's nominal assets and lack of operations, the company is considered a shell company. Clearly identify the company as such and discuss the restrictions imposed on such companies, including unavailability of Rule 144 for resales of restricted securities.

7. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale. Due to the significant number of shares being registered and the fact that they were issued recently, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). You must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

Prospectus Summary, page 5

About our Company, page 5

8. Disclose that Hemisphere West Co. Ltd. is the counterparty to the option agreement and holds a controlling securities interest in the company. Account for risks with this arrangement in your risk factors section. For example, you should discuss the potential for conflicting interests between the company and Hemisphere West and describe how Hemisphere West's control of the company might affect company action. In your response letter, clarify whether Messrs. Reams and Calpito Sr. had or have any arrangements or understandings with Hemisphere West outside of the option agreement.

Risk Factors, page 6

9. Include a risk factor highlighting the fact that management and other principals are all located outside the United States and discuss the difficulty U.S. investors may encounter in seeking redress against the company in U.S. courts.

Risks associated with Suja Minerals, Corp. page 6

10. Add a risk factor which addresses both Mr. Reams lack of experience in the mining industry and your executive leadership's lack of experience in operating a reporting company.

If we do not obtain additional financing, our business will fail, page 7

11. Explain how obtaining additional financing would depend upon the market prices for gold. We note that your business plan calls for exploration for "economic quantities of dolomite and limestone."

Description of Business, page 11

General, page 11

12. Briefly highlight the economic value of dolomite and limestone.

13. Please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b) (2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representations of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Crawford Creek Property, page 12

14. We note you state the Crawford Creek Property is owned 100% by 0750082 BC LTD, (Hemisphere West Co. LTD.). The British Columbia mineral titles online viewer indicates this particular tenure is owned by individuals other that Hemisphere West Co. LTD. Please advise or revise. If the tenure is held in the name of an individual or individuals on behalf of Hemisphere West Co. Ltd, please provide the appropriate disclosure in your filing.

15. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

16. We note that the option agreements (Exhibits 10.1 and 10.2) dictate an August 31, 2010 date by which 10 million shares of the company would be distributed to Hemisphere West. We further note that the contract calls for termination of the option if any milestone payment is not met or thereafter cured within 30 days. The disclosure on page 25 under Recent Sales of Unregistered Securities suggests that the company distributed the 10 million shares to Hemisphere West on October 13, 2010, after termination would have occurred. Please explain.

17. Your disclosure suggests that the Crawford Creek claim expires on October 1, 2011. Exhibit 10.1 indicates an expiration date of October 1, 2010. Explain, if true, that the claim was renewed. If action(s) must be taken to renew the claim explain what action(s) and identify the responsible party.

18. Make clear that in order to maintain your option on the Crawford Creek Property you must complete all of the terms (a) through (d) described. Further indicate that your failure to comply with any of the terms or cure such default within 30 days would result in the forfeiture of the option without recoupment of past payments. Clarify whether any of the future payments may be made in stock rather than cash.

19. Explain, if true, that you modified the option term (a) to require payment of 10 million shares and the exercise of a note payable in the amount of $8,400. Disclose the material terms of the note payable and confirm that, pending repayment of the note, you have satisfied option term (a).

20. Explain whether the option term (c) calls for $50,000 total in payments over the course of the four years after August 31, 2012 or for $50,000 payments in each of the four successive years.

History page 13

21. In this section of you filing you state the publication "Mining in British Columbia" stated the Crawford Creek Property had inferred reserves of 2 million tonnes of dolomite grading 20.17 percent Mg. Pursuant to section (B) (5) of Industry Guide 7, only proven and probable reserves may be disclosed in filings with the Securities and Exchange Commission. Please modify your disclosure accordingly.

Recommended Exploration Program, page 14

22. Revise all dollar amounts to present in U.S. dollars, not Canadian.

Management's Discussion And Analysis Or Plan Of Operation, page 18

12 month Plan, page 18

23. To the extent practicable, disclose the expected duration for each of exploration phases I and II. Indicate what additional exploration work would be necessary upon the successful completion of Phase II before mining would commence. For each additional step, provide an estimate of associated costs and time to completion. Within this discussion you should describe the third phase of exploration referenced here and elsewhere.

Limited Operating History; Need for Additional Capital, page 19

24. Disclose the total amount of funds required over the next 12 months. Specifically describe how the total accounts for funds needed for exploration work, obligations under your option contract, compliance with the securities laws and general and administrative expenses. Discuss your ability to meet your requirements both during the next 12 months and beyond. With regard to long-term liquidity, highlight your ongoing obligations under the option contract.

Management, page 20

25. Make sure that the biographical information presented here and elsewhere accurately reflects the positions held by management. We note that on page 7 you refer to Mr. Calpito Sr. as the company's secretary.

26. Explain why you decided Messrs. Reams and Calpito Sr. should serve as directors of the company. See Item 401(e) of Regulation S-K.

27. Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Executive Compensation, page 21

28. Your disclosure indicates the Mr. Calpito Sr. holds no security interest in and draws no compensation from the company. Discuss what incentivizes Mr. Calpito Sr. to perform on behalf of the company. Address this issue in your risk factor disclosure as necessary.

29. Briefly explain that Mr. Reams received his stock award due to services rendered. In addition, revise the summary compensation table to include the footnote disclosure required by Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Security Ownership Of Certain Beneficial Owners And Management, page 22

30. For the individuals/entities covered by Item 403(a) of Regulation S-K provide a full mailing address.

31. Identify Hemisphere West Co. Ltd. as a promoter of the company. Provide all the disclosure required by Item 401(g), including the identify of all natural persons who control the entity.

Recent Sales Of Unregistered Securities, page 25

32. Further explain the sentence: "[t]he Company has 250,000 shares unissued valued at $2,500 in common stock payable."

Exhibits

33. Please have counsel revise its legal opinion to remove the words "when issued" from opinion number 4. We note that the shares offered by the selling security holders have been issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at 202-551-3744 or Mark Shannon, Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (702) 562-9791
Alan Shinderman
Aspen Asset Management